Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

August 7, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brittany Ebbertt, Senior Staff Accountant

Re:	Zillow Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K furnished May 9, 2019
File No. 001-36853

Dear Ms. Ebbertt:
This letter responds to the letter dated July 31, 2019, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) and the Current Report on Form 8-K furnished on May 9, 2019 (the “Form 8-K”) for Zillow Group, Inc. (“Zillow Group” or the “Company”).
The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10-K or Form 8-K, as indicated.
Form 10-K for Fiscal Year Ended December 31, 2018
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 87

1.
We note your disclosures regarding your Premier Agent revenue. In an effort to better understand these arrangements, please tell us the various products and services provided under a particular contract and each of the performance obligations identified, as well as the length of the contract term. Also, further explain why you do not allocate the transaction price to each performance obligation. In this regard, it appears that certain arrangements may include both advertising products offered on a cost per impression basis as well as access to the dashboard portal. Clarify how the timing of each obligation in such arrangements would be the same irrespective of allocation. Lastly, tell us how you determined to recognize revenue for these products and services based on the contractual spend on a straight-line basis during the contractual period. Please reference the applicable guidance followed in your policies and provide any clarifying proposed disclosures in your response.

Response: The Company respectfully acknowledges the Staff’s comment regarding Premier Agent revenue recognition and related disclosures, which we account for under ASC 606, Revenue from Contracts with Customers (“ASC 606”).
The Company’s Premier Agent program provides Premier Agents and Premier Brokers (“customers”) with a suite of marketing and business technology products and services. This suite currently includes:

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Advertising impressions: Impression-based advertising placements for real estate agents and brokers on home details pages, which are delivered when an advertisement appears on pages viewed by users of our mobile applications and websites. Impressions are distributed to customers based on their share of voice, which is calculated as each customer’s proportional monthly prepaid spend in a zip code as a percentage of total

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monthly prepaid spend in that zip code. The Company does not promise any minimum or maximum number of impressions to customers and it controls when and how many impressions to deliver based on a customer’s share of voice. The Company distributes these impressions to Premier Agents and Premier Brokers over time such that the customer’s expectation is that they receive impressions consistently throughout the monthly billing cycle.

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Validated consumer connections, or leads: Consumer connections, or leads, represent consumer contact information provided to Premier Agents and Premier Brokers. When consumers who are interested in connecting with a real estate professional do not select a specific Premier Agent or Premier Broker advertisement on one of the Company’s mobile applications or websites, the validated consumer leads are distributed to Premier Agents and Premier Brokers based on their share of voice. The Company delivers leads continuously during the monthly billing cycle. Such information is distributed to Premier Agents and Premier Brokers in a similar manner to that described above for advertising impressions, based on their share of voice, with no minimum and no maximum number of connections promised to the customer.

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Account management tools and dashboards: An online portal which provides customers with tools that enable them to control their advertising spend by allowing them to change the zip codes in which they advertise and their share of voice in a particular zip code. The customer has the right to access their account management tools and dashboards over time throughout the duration of their contract.

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Customer relationship management (“CRM”) tool: Provides customers with continuous access to detailed information about connections made through our mobile and web platforms and our account management tools. The customer has the right to access their CRM throughout the duration of their contract.

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Resource Center: Provides continuous access to an online portal which contains relevant trainings, template documents and news articles to enhance the Premier Agent’s or Premier Broker’s experience. The customer has the right to access the Resource Center over time throughout the duration of their contract.

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My Agent: After a potential buyer contacts a Premier Agent or Premier Broker, the Premier Agent or Premier Broker receives exclusive branding on listings viewed by the potential buyer and visibility into the homes the potential buyer is searching for, viewing and saving. The customer receives this branding over time for the duration of their contract on any relevant listings.

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Premier Agent website: A customizable website with Multiple Listing Service integration that is hosted by the Company for the benefit of a Premier Agent or Premier Broker. The customer has the right to access and manage their website over time throughout the duration of their contract.

The Company also provides customers with other less significant products and services, all of which the Company has concluded are delivered over time throughout the duration of the customer contract.

In determining the contract term for accounting purposes for our Premier Agent and Premier Broker program, we considered the Financial Accounting Standards Board Transition Resource Group Memo 10 - Contract enforceability and termination clauses, paragraph 11(a), which states that if each party can terminate a contract without compensating the other party, the duration of the contract does not extend beyond the goods or services already transferred prior to termination. Given a Premier Agent or Premier Broker prepays to the Company their monthly spend and the monthly spend is refunded on a pro-rata basis upon cancellation of the contract by a customer at any point in time, we have determined that Premier Agent and Premier Broker contracts are effectively daily contracts, and each performance obligation described above is satisfied over time as each day lapses.
The transaction price for a Premier Agent or Premier Broker contract, as determined in accordance with ASC 606-10-32-2, is based on the customer’s prepaid monthly spend under the Company’s market-based pricing methodology. The daily transaction price is derived by dividing the customer’s prepaid monthly spend by the number of days in the monthly billing cycle. The Company believes this approach provides the most representative determination of the daily transaction price as advertising impressions, validated consumer connections, and all the remaining performance obligations provided in our Premier Agent or Premier Broker program, are delivered over time on a daily basis, as the customer simultaneously receives and consumes the benefits provided by each of the identified promises, as described above.
Based on the Company’s conclusion that Premier Agent and Premier Broker arrangements are daily contracts for accounting purposes and the monthly transaction price is ratably allocated to each daily contractual period, the amounts recognized as revenue would be the same irrespective of any allocation of the transaction price to any individual identified performance obligation. This effectively results in a pattern of recognition that is equal to the prepaid monthly spend recognized on a straight-line basis during such monthly period.

August 7, 2019

In future filings that include presentation of our summary of significant accounting policies and in the Basis of Presentation within Management’s Discussion and Analysis, we will revise our revenue recognition disclosures to clarify that impressions and leads are primarily sold on a share of voice basis and are distributed to Premier Agents and Premier Brokers over time in proportion to their share of voice. Further, we will clarify that for all of the performance obligations included in our Premier Agent program, we continuously transfer control of the products and services to the customer. Therefore, we recognize revenue for all performance obligations under the Premier Agent program ratably over time based on the monthly prepaid spend because the customer simultaneously receives and consumes the benefits provided by each of the performance obligations. The following is our proposed disclosure:
Premier Agent Revenue. Premier Agent revenue is derived from our Premier Agent and Premier Broker programs. Our Premier Agent and Premier Broker programs offer a suite of marketing and business technology products and services to help real estate agents and brokers achieve their advertising goals, while growing and managing their businesses and brands. All Premier Agents and Premier Brokers receive access to a dashboard portal on our mobile application or website that provides individualized program performance analytics, our customer relationship management, or CRM, tool that captures detailed information about each contact made with a Premier Agent or Premier Broker through our mobile and web platforms and our account management tools. The marketing and business technology products and services promised to Premier Agents and Premier Brokers are delivered over time, as the customer simultaneously receives and consumes the benefit of the performance obligations.
Premier Agent and Premier Broker advertising products, which include the delivery of impressions and validated consumer connections, or leads, are offered on a share of voice basis. Payment is received prior to the delivery of impressions and connections. Impressions are delivered when an advertisement appears on pages viewed by users of our mobile applications and websites and connections are delivered when consumer contact information is provided to Premier Agents and Premier Brokers. We determine the number of impressions and connections to deliver to Premier Agents and Premier Brokers in each zip code using a market-based pricing method in consideration of the total amount spent by Premier Agents and Premier Brokers to purchase impressions and connections in the zip code during the month. This results in the delivery of impressions and connections over time in proportion to each Premier Agent’s and Premier Broker’s share of voice. A Premier Agent’s or Premier Broker’s share of voice in a zip code is determined by their proportional monthly prepaid spend in that zip code as a percentage of the total monthly prepaid spend of all Premier Agents and Premier Brokers in that zip code, and includes both the share of impressions delivered as advertisements appearing on pages viewed by users of our mobile applications and websites, as well as the proportion of consumer connections a Premier Agent or Premier Broker receives. The number of impressions and connections delivered for a given spend level is dynamic - as demand for advertising in a zip code increases or decreases, the number of impressions and connections delivered to a Premier Agent or Premier Broker in that zip code decreases or increases accordingly.
We recognize revenue related to the Premier Agent and Premier Broker products and services based on the monthly prepaid spend recognized on a straight-line basis during the monthly billing period over which the products and services are provided. This methodology best depicts how we satisfy our performance obligations to customers, as we continuously transfer control of the performance obligations to the customer over time. We have not allocated the transaction price to each individual performance obligation within our Premier Agent and Premier Broker arrangements, as the amounts recognized would be the same irrespective of any allocation.
Form 8-K filed May 9, 2019
Exhibit 99.2, page 6

2.
We note your non-GAAP measure for Return on Homes Sold After Interest Expense. Please tell us how you considered whether adjusting for costs incurred in previous periods and costs incurred in the current period is substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs). In addition, you adjust for certain expenses such as advertising, technology & development, and general & administrative. Tell us how you considered the guidance in Question 100.01 of the Non-GAAP C&DIs when adjusting for what appears to be normal cash operating expenses. Refer also to Regulation G. Lastly, explain further to us what this measure is intended to convey and how it is useful to investors.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company considered in its presentation of the Return on Homes Sold After Interest Expense measure Questions 100.04 and

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100.01 of the C&DIs. In addition, the Company evaluated Rule 100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading.
As background, Zillow Offers was formed in 2018 as a service to buy homes directly from homeowners, make necessary repairs and resell in a transaction-based service model. The Company provides segment-level GAAP disclosures for this business (the Homes segment), including segment net loss before income taxes. The Company acknowledges that its presentation of Return on Homes Sold After Interest Expense is not a substitute for consolidated net loss or segment net loss before income taxes. The Company has historically included disclosure to this effect preceding the presentation of the non-GAAP measure. As discussed further below, the Company will enhance its disclosure in future filings to further explain why Return on Homes Sold After Interest Expense is a useful financial measure to investors.
The Company emphasizes to the Staff that Return on Homes Sold After Interest Expense is one of the primary measures used by management in making investment decisions and evaluating unit level economics for the Zillow Offers business. The measure is intended to convey the unit level economics of homes sold during the period by presenting the revenue and associated expenses directly attributed to an individual home sold, both in total and on a per home basis. The Company believes this per unit measure facilitates meaningful period over period comparisons notwithstanding variability in the number of homes sold during a period. Within the Zillow Offers business, each home in inventory is accounted for on a specific identification basis. Unit level economics of these unique assets as measured by the Return on Homes Sold After Interest Expense is a key indicator of successful execution in the business, including ability to generate returns on assets sold after considering home purchase costs, renovation costs, holding costs and selling costs. Without this asset level metric, we do not believe investors would have the information necessary to assess the historical performance or forecast the future performance of Zillow Offers.
The GAAP measure, Homes segment net loss before income taxes, varies significantly in total and on a per home basis period over period due to the nascency and rapid growth of the Homes segment. Given the nature and stage of the business, the Company believes Return on Homes Sold After Interest Expense on a per home basis provides more meaningful period to period comparisons and insight into the Company’s ability to successfully manage the business as the volume of home sales may be volatile.
As the Company entered into this new line of business, investors often asked the Company to disclose information about the unit level economics similar to measures that may be provided in adjacent industries such as home builders and real estate investment trusts, or non-adjacent industries who purchase and then resell heterogeneous high-value inventory, including, for example, measures such as total gross profit per unit and net operating income. The Company believes its unit level economics measure helps investors understand this new business model, gauge operating performance and forecast the long-term opportunity.
Request for a unit level economics measure for the Homes segment was one of the most frequent questions the Company received from investors and analysts until we began disclosing the measure. The Company’s Investor Relations team conducts surveys of investors and analysts in preparation for our quarterly earnings reports, and unit level economics was a common request prior to the Company disclosing the measure. For example, when asked what key metrics related to the Homes segment are most important for Zillow Group to disclose, survey responses included, “Disclosing unit economics would be helpful to investors”, “I want more information on per unit returns”, and “...as much granularity into unit economics as possible”. Since we began disclosing the unit level economics measure, the Company’s Investor Relations team routinely discusses the calculation with investors and analysts.
Regarding the adjustment for costs incurred in previous periods and costs incurred in the current period, the Company believes it is necessary to isolate all costs directly attributable to homes sold during the period along with the revenue recorded in the same period associated with those homes in order to present a faithful representation of the unit level performance. We emphasize that the revenue in the presentation of our non-GAAP measure is not adjusted from the results reported under GAAP. However, given homes may be held in inventory across multiple reporting periods and certain non-capitalizable costs such as certain holding costs may be expensed in reporting periods prior to the period in which a home is sold, we adjust for these costs across reporting periods in order for the measure to be meaningful and not misleading.
Regarding the adjustment of certain indirect operating expenses (advertising, technology & development, and general & administrative expenses) the non-GAAP measure is intended to isolate the asset-level performance of the homes sold during the period considering only the direct costs associated specifically with the homes sold. This facilitates

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meaningful period over period comparisons for homes sold during the period. The Company has provided disclosure around the exclusion of items that may be considered indirect normal cash operating expenses, as well as a reconciliation to the nearest GAAP measure, and believes that the presentation of Return on Homes Sold After Interest Expense is more useful and meaningful to investors as a measure of direct unit level performance by excluding these indirect expenses. Further, given the recent launch of Zillow Offers, the business is rapidly scaling in order to ultimately achieve profitability by generating asset-level returns that exceed the Company’s indirect costs. Thus, the Company believes the non-GAAP measure is a critical tool for investors to gauge progress towards this goal.
As noted above, in future filings, the Company will clarify the disclosures to further explain why Return on Homes Sold After Interest Expense is a useful financial measure to investors by including the following disclosure:
We believe that Return on Homes Sold After Interest Expense is a useful financial measure to investors as it is one of the primary measures used by management in making investment decisions, measuring unit level economics and evaluating operating performance for the Zillow Offers business. The measure is intended to convey the unit level economics of homes sold during the period by presenting the revenue and associated expenses directly attributed to the homes sold, both in total and on a per home basis. We believe this per unit measure facilitates meaningful period over period comparisons notwithstanding variability in the number of homes sold during a period and indicates ability to generate returns on assets sold after considering home purchase costs, renovation costs, holding costs and selling costs.
We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7123.
Sincerely,
/s/ Jennifer Rock
Jennifer Rock
Chief Accounting Officer

cc:	Andrew B. Moore
Allison C. Handy
Perkins Coie LLP